

09065024

n.a. 12/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

Hamden, CT 06518
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence S. Cooper, President 203-248-7972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick, Leibowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road, Vernon-Rockville, CT 06066
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lawrence S. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008

Contents

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

John C.A. Chick, CPA
Steven R. Leibowitz, CPA, CFFA
Michael R. Blezard, CPA/ABV, CVA

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Ricky A. Frimpong, CPA
Carole N. Gagne, CPA
Lisa A. Lillis, CPA, CIC
Ann M. Burnett, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CFS Securities, Inc.

We have audited the accompanying statements of financial condition of **CFS SECURITIES, INC.** (a Connecticut Corporation) as of September 30, 2009, and the related statements of income and retained earnings, comprehensive income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **CFS SECURITIES, INC.** as of September 30, 2008, and for the year then ended were audited by other auditors whose report dated November 17, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS SECURITIES, INC.** at September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

Vernon, Connecticut
November 20, 2009

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 1,749	$ 2,335
Cash - money market	720	752
Commissions receivable - allowable	29,429	38,899
Commissions receivable - unallowable	16,315	28,580
Other receivables	11,168	7,019
Prepaid expenses	25,875	20,030
Total Current Assets	85,256	97,615
FIXED ASSETS		
Equipment	69,050	33,530
Accumulated depreciation	(36,168)	(33,096)
Net Book Value	32,882	434
OTHER ASSETS		
Investment	152,915	207,229
Deferred tax benefit	-	6,722
Total Other Assets	152,915	213,951
TOTAL ASSETS	$ 271,053	$ 312,000

See notes to financial statements

CFS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
(Continued)
SEPTEMBER 30, 2009 AND 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable	$ 8,017	$ 6,031
Accrued taxes and expenses	32,556	46,056
Current portion of note payable	5,497	-
Deferred taxes	11,175	-
Total Current Liabilities	57,245	52,087
NOTE PAYABLE, net of current portion	23,544	-
Total Liabilities	80,789	52,087
STOCKHOLDER'S EQUITY		
Common stock - no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	167,249	181,422
Accumulated other comprehensive income - Net unrealized gains on investment	13,015	68,491
Total Stockholder's Equity	190,264	259,913
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 271,053	$ 312,000

See notes to financial statements

CFS SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009		2008	
	Amount	Percent	Amount	Percent
REVENUE				
Commissions	$ 354,658	85.1%	$ 440,402	73.9%
Administrative fees	61,198	14.7%	152,768	25.6%
Interest income	962	0.2%	2,732	0.5%
Total Revenue	416,818	100.0%	595,902	100.0%
OPERATING EXPENSES	425,354	102.0%	656,324	110.1%
LOSS FROM OPERATIONS	(8,536)	-2.0%	(60,422)	-10.1%
MISCELLANEOUS INCOME	12,500	3.0%	18,380	3.0%
INCOME (LOSS) BEFORE TAXES	3,964	1.0%	(42,042)	-7.1%
STATE CORPORATE INCOME TAX	240	0.1%	129	0.0%
FEDERAL CORPORATE INCOME TAX PROVISION (BENEFIT)	17,897	4.3%	(8,230)	-1.4%
Total Corporate Income Taxes	18,137	4.5%	(8,101)	-1.4%
Net Loss	(14,173)	-3.4%	(33,941)	-5.7%
RETAINED EARNINGS, beginning	181,422		215,363	
RETAINED EARNINGS, ending	$ 167,249		$ 181,422	

See notes to financial statements

CFS SECURITIES, INC.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
NET LOSS	$ (14,173)	$ (33,941)
NET UNREALIZED LOSS ON INVESTMENT	(55,476)	(62,614)
COMPREHENSIVE LOSS	$ (69,649)	$ (96,555)

See notes to financial statements

CFS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (14,173)	$ (33,941)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Gain on the sale of securities	-	(18,379)
Depreciation	3,072	1,915
Deferred taxes	6,722	(8,443)
(Increase) decrease in:		
Commission receivables	21,735	37,506
Other receivables	(4,149)	(7,019)
Prepaid expenses	(5,845)	808
Increase (decrease) in:		
Accounts payable	1,986	2,850
Accrued taxes and expenses	(13,500)	(60,644)
Deferred taxes	11,175	-
Net Cash Provided (Used) by Operating Activities	7,023	(85,347)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of vehicle	(35,520)	(32,113)
Purchase of securities	(1,164)	-
Proceeds from sale of securities	-	29,338
Net Cash Flows Used by Investing Activities	(36,684)	(2,775)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from note payable	30,369	-
Repayments on note payable	(1,326)	-
Cash Flows Provided by Financing Activities	29,043	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(618)	(88,122)
CASH AND CASH EQUIVALENTS - Beginning	3,087	91,209
CASH AND CASH EQUIVALENTS - Ending	$ 2,469	$ 3,087

See notes to financial statements

CFS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
SEPTEMBER 30, 2009 AND 2008

	2009	2008
COMMON STOCK	$ 10,000	$ 10,000
RETAINED EARNINGS - beginning of year	181,422	215,363
NET LOSS	(14,173)	(33,941)
RETAINED EARNINGS - end of year	167,249	181,422
ACCUMULATED OTHER COMPREHENSIVE INCOME NET UNREALIZED GAIN ON INVESTMENT - beginning of year	68,491	131,105
UNREALIZED LOSS FOR THE YEAR	(55,476)	(62,614)
NET UNREALIZED GAIN ON INVESTMENT - end of year	13,015	68,491
STOCKHOLDER'S EQUITY	$ 190,264	$ 259,913

See notes to financial statements

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008

1. <u>NATURE OF ORGANIATION</u>

CFS Securities, Inc. (Corporation) is a Connecticut Corporation located in Hamden, Connecticut, which is established as a broker dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). While the corporation receives fees and commissions from various sources, the fees are solely generated by Cooper Financial Services, Inc., a related party affiliated by common ownership.

2. <u>SIGNIFICANT ACCOUNTING POLICIES</u>

The accounting policies which affect elements of the financial statements are summarized below. These policies have been consistently applied during the year.

a) **Basis of Presentation**

The Corporation uses the accrual method of accounting for financial statement purposes.

b) **Fixed Assets**

All property and equipment is stated at cost. Major renewals, additions, and betterments are charged to the property accounts while replacements and maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

c) **Cash and Cash Equivalents**

For purposes of the statement of cash flows, the Corporation considers all investments in liquid time accounts purchased with a maturity of three months or less to be cash equivalents.

d) **Investments**

Available-for-sale securities are shown at market value.

e) **Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Corporation files its income tax returns on the cash basis of accounting.

2. **SIGNIFICANT ACCOUNTING POLICIES** - Continued

f) **Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

g) **Fair Value Measurement**

In accordance with Financial Accounting Standards Board (FASB) Statement 157, the Corporation classifies its investments in Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

h) **Subsequent Events**

In preparing these financial statements, management has evaluated subsequent events through November 20, 2009, which represents the date the financial statements were available to be issued.

i) **Advertising Costs**

Advertising costs are deducted in the year incurred.

3. **COMMISSIONS RECEIVABLE**

Commissions receivable are segregated into allowable and unallowable. In accordance with National Association of Securities Dealers (NASD) requirements allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commission in excess of 30 days old.

4. **LEASES**

The Corporation sublets office space from Cooper Financial Services, Inc., a Company affiliated by common ownership, on a month to month basis for $1,400 per month. Included in rent are other charges for an offsite storage facility on an as needed basis. Included in auto expense is an auto lease for $547 for 24 months which expired on July 31, 2009.

5. ACCRUED TAXES AND EXPENSES

Accrued taxes and expenses consist of the following at September 30:

	2009	2008
Accrued Retirement Plan Contribution	$32,500	$46,000
Accrued Payroll Taxes and Expenses	56	56
	$32,556	$46,056

6. INCOME TAXES

The Corporation prepares its income tax return on the cash basis of accounting. This method does not take into consideration accounts receivable, accounts payable or other accruals. The different methods used on the tax return for depreciation has also resulted in timing differences between the tax return and financial statements. Deferred taxes were $11,175 for 2009 and deferred tax benefit of $6,722 for 2008. The tax liabilities for the years 2009 and 2008 are $2,806 and $250, respectively.

7. RELATED PARTIES

Mr. Lawrence Cooper, the sole Stockholder of CFS Securities, Inc., owns 50% of Cooper Financial Services, Inc., a company affiliated by common ownership. As discussed in Note 1, Cooper Financial Services, Inc. is the only registered investment advisor providing income to the Corporation. CFS Securities, Inc. also leases space from Cooper Financial Services, Inc. under a month to month lease arrangement. The annual rental expense was $16,800 for the years ended September 30, 2009 and 2008. The Corporation, having common ownership with Cooper Financial Services, Inc. is also covered under the Cooper Financial Services, Inc. retirement plan and casualty and liability insurance policies. The Corporation has other receivables from Cooper Financial Services, Inc. of $11,168 and $7,019 at September 30, 2009 and 2008, respectively.

8. FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of September 30, 2009.

Fair Value Measurements
As of September 30, 2009 using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Observable Inputs (Level 3)**	**Total**
Available for sale Securities	$152,915	$ -	$ -	$152,915
Total	$152,915	$ -	$ -	$152,915

9. **ECONOMIC DEPENDENCY**

The Corporation relies on Cooper Financial Services, Inc. as their sole source of commission income. As a broker dealer the Corporation receives from various sources fees on investments made by the clients of Cooper Financial Services, Inc.

10. **INVESTMENTS**

Investments consist of the following as of September 30:

	2009	2008
Available-for-Sale Securities (At Market Value):		
5985 Shares of NASDAQ OMX Group, Inc. Stock at September 30, 2009 and 2008	$128,678	$182,961
518.005 and 489.751 shares of American Funds Capital Income Builder Class A Shares at September 30, 2009 and 2008, respectively	24,237	24,268
	$152,915	$207,229

The available-for-sale securities listed above have a cost basis of $139,900 and $138,737 as of September 30, 2009 and 2008, respectively. The net holding gains of $13,015 and $68,491 are included in the equity section of the Statement of financial condition as of September 30, 2009 and 2008, respectively.

11. **RETIREMENT PLAN**

The Corporation participates in a 401(k) profit sharing plan effective April 1, 2005 for the benefit of those employees who have completed one year of service and who have attained age 21. The Corporation matches 4% of an employee's compensation not to exceed their contribution. The Corporation can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the matching contributions. The Corporation uses a six year vesting schedule for the discretionary profit sharing.

12. **EXEMPTIONS**

As part of SEC reporting requirements, the Corporation is required to include a statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements pursuant to Rule 15c3-3; information relating to the possession of control requirements under 15c3-3 and reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3. These statements are not presented because they are either not applicable to the company or the company is exempt from providing such information.

13. PREPAID AND DEFERRED EXPENSES

Prepaid expenses consist of the following as of September 30:

	2009	2008
Prepaid Insurance	$ 6,437	$ 4,977
Prepaid Lease Payments	4,200	4,010
Prepaid Expense	13,205	5,470
Prepaid Payroll Taxes	2,033	5,573
	$25,875	$20,030

14. LONG-TERM DEBT

Long-term debt consists of the following as of September 30:

	2009	2008
Installment note payable, collateralized by a vehicle, monthly payment of $581 with interest of 5.54% through June 2014.	$29,041	$ -
Current portion of long-term debt	(5,497)	-
Long-term debt, net of current portion	$23,544	$ -

Aggregate principal payments of long-term debt for the next five years ending September 30, are as follows:

2010	$ 5,497
2011	5,809
2012	6,139
2013	6,488
2014	5,108
Total	$29,041

15. CONTINGENCIES

The Corporation maintains a line of credit with Bank of America in the amount of $10,000. At year end the Corporation did not have any outstanding balance due.

SUPPLEMENTARY INFORMATION

CFS SECURITIES, INC.

SCHEDULE I - SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009		2008	
	Amount	Percent	Amount	Percent
OPERATING EXPENSES				
Officer's salary	$ 180,224	43.2%	$ 310,514	52.1%
Salaries	-	0.0%	34,615	5.8%
Insurance	31,316	7.5%	21,330	3.6%
Licenses	5,035	1.2%	5,884	1.0%
Retirement plan	17,000	4.1%	48,751	8.2%
Bank charges	230	0.1%	209	0.0%
Office expense	53,979	13.0%	57,676	9.7%
Professional fees	43,341	10.4%	35,739	6.0%
Interest expense	191	0.1%	-	0.0%
Computer expenses	1,167	0.3%	4,022	0.7%
Dues and subscriptions	5,483	1.3%	11,213	1.9%
Postage	995	0.2%	423	0.1%
Rent	16,800	4.0%	17,220	2.9%
Meals and entertainment	3,221	0.8%	6,609	1.1%
Repairs and maintenance	-	0.0%	50	0.0%
Miscellaneous	-	0.0%	355	0.1%
Other taxes	1,414	0.3%	1,080	0.2%
Payroll taxes	10,521	2.5%	10,816	1.8%
Sales promotion	585	0.1%	2,937	0.5%
Depreciation	3,072	0.7%	1,915	0.3%
Staff development	80	0.0%	-	0.0%
Auto expense	13,622	3.3%	21,723	3.6%
Telephone	52	0.0%	270	0.0%
Travel	1,461	0.4%	1,274	0.2%
Group insurance	3,353	0.8%	26,513	4.4%
Client relations	12,224	2.9%	-	0.0%
Insurance - officer's life	3,088	0.7%	-	0.0%
Commissions	16,900	4.1%	35,186	5.9%
TOTAL OPERATING EXPENSES	$ 425,354	102.0%	$ 656,324	110.1%

See auditors' report

CFS SECURITIES, INC.

SCHEDULE II - COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2009 AND 2008

	2009	2008
Total Assets	$ 271,053	$ 312,001
Less: Total Liabilities	80,789	52,087
Net Worth	190,264	259,914
Less: Non-allowable assets		
Other receivables	11,168	7,019
Prepaid and deferred taxes	25,875	26,752
Fixed assets	32,882	434
Commissions receivable - unallowable	16,315	28,580
Total	86,240	62,785
Tentative Net Capital	104,024	197,129
Less adjustments:		
(Discount on Money Market Account)	(14)	(15)
(Discount on Securities)	(22,937)	(31,084)
Net Capital	$ 81,073	$ 166,030

See auditors' report

CFS SECURITIES, INC.

SCHEDULE III - ASSETS DEEMED ALLOWABLE

SEPTEMBER 30, 2009

Cash - Checking		$ 1,749
Cash - Money Market	$ 720	
Less 2% Disallowance	14	
Total		706
Marketable Securities	152,915	
Less 15% Disallowance	22,937	
Total		129,978
Accounts Receivable - Allowable		
American Fund	17,666	
Oppenheimer Fund	1,095	
Alliance Bernstein	268	
AIG SunAmerica	919	
Putnam	470	
Lincoln	3,772	
Eaton Vance	8	
Pacific Life	70	
Virtus	21	
Pioneer	146	
Fidelity	2,122	
Nationwide	2,846	
Genworth	26	
Total		29,429
Assets Deemed Allowable		$ 161,862

See auditors' report

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
ASSETS			
Current Assets:			
Cash	$ 1,749	$ -	$ 1,749
Cash - Money Market	720	-	720
Commissions Receivable - Allowable	29,429	-	29,429
Commissions Receivable - Unallowable	16,315	-	16,315
Other Receivables	11,168	-	11,168
Prepaid Expenses	23,842	2,033	25,875
Total Current Assets	83,223	2,033	85,256
FIXED ASSETS			
Equipment	69,050	-	69,050
Accumulated Depreciation	(36,168)	-	(36,168)
Net Book Value	32,882	-	32,882
OTHER ASSETS			
Investment	152,915	-	152,915
Deferred Tax Benefit	6,722	(6,722)	-
Total Other Assets	159,637	(6,722)	152,915
Total Assets	$ 275,742	$ (4,689)	$ 271,053

See auditors' report

CFS SECURITIES, INC.

SCHEDULES IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2009

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current Liabilities:			
Accounts Payable	$ 8,017	- $	8,017
Accrued Taxes and Expenses	30,523	2,033	32,556
Current portion of note payable	-	5,497	5,497
Deferred taxes	-	11,175	11,175
Total Current Liabilities	38,540	18,705	57,245
NOTE PAYABLE, net of current portion	29,041	(5,497)	23,544
Total Liabilities	67,581	13,208	80,789
STOCKHOLDER'S EQUITY			
Common Stock	10,000	-	10,000
Retained Earnings	185,146	(17,897)	167,249
Accumulated Other Comprehensive Income - Net Unrealized Gain on Investments	13,015	-	13,015
Total Stockholder's Equity	208,161	(17,897)	190,264
Total Liabilities and Stockholder's Equity	$ 275,742 $	(4,689) $	271,053

See auditors' report

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)
FOR THE YEARS ENDED SEPTEMBER 30, 2009

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
REVENUE			
Commissions and Fees	$ 354,658	$ -	$ 354,658
Administrative Fees	61,198	-	61,198
Interest Income	962	-	962
Total Revenue	416,818	-	416,818
OPERATING EXPENSES			
Officer's salary	180,224	-	180,224
Salaries	-	-	-
Insurance	31,316	-	31,316
Licenses	5,035	-	5,035
Retirement plan	17,000	-	17,000
Bank charges	230	-	230
Office expense	53,979	-	53,979
Professional fees	43,341	-	43,341
Interest expense	191	-	191
Computer expenses	1,167	-	1,167
Dues and subscriptions	5,483	-	5,483
Postage	995	-	995
Rent	16,800	-	16,800
Meals and entertainment	3,221	-	3,221
Other taxes	1,414	-	1,414
Payroll taxes	10,521	-	10,521
Sales promotion	585	-	585
Depreciation	3,072	-	3,072
Staff development	80	-	80
Auto expense	13,622	-	13,622
Telephone	52	-	52
Travel	1,461	-	1,461
Group insurance	3,353	-	3,353
Client relations	12,224	-	12,224
Insurance - officer's life	3,088	-	3,088
Commissions	16,900	-	16,900
Total Operating Expenses	425,354	-	425,354

See auditors' report

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

FOR THE YEARS ENDED SEPTEMBER 30, 2009

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Operating Expenses - brought forward	$ 425,354	$ -	$ 425,354
LOSS FROM OPERATIONS	(8,536)	-	(8,536)
			-
MISCELLANEOUS INCOME	12,500	-	12,500
INCOME BEFORE TAXES	3,964	-	3,964
STATE CORPORATE INCOME TAX	240	-	240
FEDERAL CORPORATE INCOME TAX	-	17,897	17,897
Total Corporate Income Taxes	240	17,897	18,137
Net Income	3,724	(17,897)	(14,173)
RETAINED EARNINGS - beginning	181,422	-	181,422
RETAINED EARNINGS - ending	$ 185,146	$ (17,897)	$ 167,249

See auditors' report

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS (Continued) FOR THE YEARS ENDED SEPTEMBER 30, 2009

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Assets	$ 275,742	$ (4,689)	$ 271,053
Less: Total Liabilities	67,581	13,208	80,789
Total Worth	208,161	(17,897)	190,264
Less: Non-Allowable Assets			
Other Receivables	11,168	-	11,168
Prepaid and Deferred taxes	30,564	2,033	25,875
Fixed Assets	32,882	-	32,882
Commissions Receivable - Unallowable	16,315	-	16,315
Total	90,929	2,033	86,240
Tentative Net Capital	117,232	(19,930)	104,024
Less Adjustments:			
(Discount on Money Market Account)	(14)	-	(14)
(Discount on Securities)	(22,937)	-	(22,937)
Net Capital	$ 94,281	$ (19,930)	$ 81,073

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustments were made for reclassifying several items on the statement of income and retained earnings, to adjust prepaid expenses, deferred income taxes and reclass current portion of long-term debt.

See auditors' report

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

John C.A. Chick, CPA
Steven R. Leibowitz, CPA, CFFA
Michael R. Blezard, CPA/ABV, CVA

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Ricky A. Frimpong, CPA
Carole N. Gagne, CPA
Lisa A. Lillis, CPA, CIC
Ann M. Burnett, CPA

To the Board of Directors
CFS Securities, Inc.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of **CFS SECURITIES, INC.** for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

A. Making quarterly securities examinations, counts, verifications, and comparisons.
B. Recordation of differences by rule 17a-13.
C. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Vernon, Connecticut
November 20, 2009

CFS Securities, Inc.

Member - NASD
3190 Whitney Avenue
Building Six
Hamden, Connecticut 06518
(203) 248-1972 (Fax) 287-0944
Toll Free (877) 237-4621
E-Mail: cfs@snet.net

November 20, 2009

Pue, Chick, Leibowitz and Blezard, LLC
76 South Frontage Road
Vernon, CT 06066-2250

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income and retained earnings, comprehensive income, cash flows and changes in stockholder's equity, of CFS Securities, Inc. (the Corporation) as of September 30, 2009 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Corporation in conformity with accounting principles generally accepted in the United States of America.

We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief as of November 20, 2009 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:

a. Financial records and related data.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the Company involving—
a. Management,
b. Employees who have significant roles in internal control, or
c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the Company is contingently liable.

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, *Disclosure of Certain Significant Risks and Uncertainties.*

d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

e. The following information about financial instruments with off-balance-sheet risk and financial instruments [including receivables] with concentrations of credit risk:

(1) The extent, nature, and terms of financial instruments with off-balance-sheet risk.

(2) The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

(3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

f. Agreements to repurchase assets previously sold or resell assets previously purchased.

11. There are no—

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with *Statement of Financial Accounting Standards No. 5* or which would affect state award programs, and we have not consulted a lawyer concerning litigation, claims, or assessments..

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

17. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are as follows: Available for sale securities are valued using market prices.

18. In addition, the Company at September 30, 2009, had—

a. Recorded all securities exchange memberships on the books.

b. Properly recorded all participation in joint accounts carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

19. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under Rule 15c3-1.

20. In accordance with FASB Statement No. 157, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

21. The Company has assessed the impact of FASB Interpretation No. 48 and has determined that no material liability is required to be recorded.

23. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

24. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

25. There are no significant deficiencies or material weaknesses or material inadequacies at September 30, 2009, or during the period January 1, 20X8, to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:
a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
b. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by Rule 15c3-3.

26. Net capital computations, prepared by the Company during the period from October 1, 2008, through the date of the auditor's report, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under Rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

28. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

30. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at September 30, 2009 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.



Larry Cooper, President

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008